File No. 70-09343

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                 FORM U-1

                              AMENDMENT NO. 2

                                    to

                          APPLICATION/DECLARATION

                                   Under
            THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            NORTHEAST UTILITIES
                           174 Brush Hill Avenue
                 West Springfield, Massachusetts  08109

                   NORTHEAST UTILITIES SERVICE COMPANY
                            107 Selden Street
                       Berlin, Connecticut  06037
(Name of companies filing this statement and address of principal executive offices)

                            NORTHEAST UTILITIES
                 (Name of top registered holding company)

                            Cheryl W. Grise, Esq.
          Senior Vice President, Secretary and General Counsel
                   Northeast Utilities Service Company
                              P.O. Box 270
                   Hartford, Connecticut  06141-0270
                 (Name of address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:
                             								    Jeffrey C. Miller, Esq.
							                                 Assistant General Counsel
David R. McHale				                      Jane P. Seidl, Esq.
Vice President and Treasurer	             Senior Counsel
Northeast Utilities                      Northeast Utilities
 Service Company				                      Service Company
P.O. Box 270						                        P.O. Box 270
Hartford, Connecticut 			                Hartford, Connecticut
06141-0270					                           	06141-0270

	The Application/Declaration in this proceeding, as previously amended, is hereby further amended as follows:

	A. Paragraphs 1 through 17 are deleted and replaced in their entirety as follows:

	1. The purpose of this Application/Declaration is to seek the Commission's authorization for a variety of related transactions under which Northeast Utilities ("NU") would create and finance a non-utility corporate subsidiary ("NEWCO") that would, through its new subsidiary ("GENCO"), preliminarily investigate the acquisition and ownership of non-nuclear generation assets, and acquire and own certain of NU's existing and to-be-formed non-utility subsidiaries. In addition, NU and NEWCO (when formed) propose to guarantee the obligations of certain of NU's direct and indirect non-utility subsidiaries.

	Organization of NEWCO

	2. NU proposes to cause (i) the organization of NEWCO under the laws of the State of Connecticut as a new wholly-owned first tier subsidiary of NU, a registered holding company under the Act, in the NU system (the "NU System"); and (ii) the issuance by NEWCO and acquisition by NU of one hundred shares of the common stock, par value $1 per share of NEWCO ("NEWCO Common Stock"), for $100,000. Subsequent to the creation of NEWCO as it may be authorized pursuant to Commission order, NU presently plans to invest, as permitted by Rule 45, up to an additional $150 million in NEWCO to fund preliminary development activities and administrative costs associated with, among other things, (a) identifying and analyzing feasible nonnuclear generation ("Generation") acquisition opportunities (in the planned aggregate amount of up to $10 million) and (b) managing NEWCO's other investments, as described more fully below (in the planned aggregate amount of up to $140 million). NEWCO and GENCO may also engage in third party financing as permitted by Rule 52.

	3. Subject to Commission order, NEWCO intends to directly or indirectly acquire the securities of one or more companies organized for the purposes of performing energy-related and other activities currently authorized, or which may be authorized in the future, by Commission rule or statute. The only Commission authorization presently being sought (other than with respect to Guarantees, as defined and described below) is for NEWCO to acquire the securities of GENCO; Select Energy, Inc., NU's only existing Rule 58 subsidiary ("Select"); Northeast Generation Services, Inc., a to-be-formed
Rule 58 subsidiary which will engage in a variety of generation and other utility-related support and service activities ("NGS"); HEC, Inc., an existing subsidiary of NU previously authorized by Commission order, and its subsidiaries HEC International Corporation, HEC Energy Consulting Canada and Southwest HEC Energy Services LLC (collectively, "HEC"); and Mode 1 Communications, Inc., an existing NU subsidiary which is an Exempt Telecommunications Company ("ETC") under the Act ("Mode 1") Select, NGS, HEC and Mode 1 are referred to herein as the "Nonutility Subsidiaries."

	4. The Applicants anticipate that NEWCO and each of its subsidiaries may not initially have paid employees. It is likely that personnel employed by Northeast Utilities Service Company ("NUSCO") or other associate companies of NU may provide services on an as-needed basis to NEWCO or its subsidiaries pursuant to a service agreement (`Service Agreement") to be entered into between NEWCO (or a NEWCO subsidiary or other affiliate) and such associate company. Under this Service Agreement, NEWCO or its affiliate will reimburse the NU system company rendering such service for the cost of services provided, computed in accordance with Rules 90 and 91 under the Act, as well as applicable rules and regulations. In addition, in the event that such services are performed on behalf of an EWG or FUCO, such services will be rendered in accordance with Rule 53 under the Act.

	5. NEWCO may also determine from time to time that it is efficient and advantageous to have certain development activities performed by unaffiliated third parties. Such arrangements will be on a fee-for-service negotiated basis at market rates.

  	NEWCO's Generation-Related Activities

6.  Initially, NEWCO and GENCO intend to explore acquisitions of
Generation in NU's service territory and throughout New England, as well as in Delaware, Maryland, New Jersey, New York and Pennsylvania. In the near term, NEWCO and GENCO will also be exploring the potential acquisition of Generation to be auctioned by, among others, its affiliates, Western Massachusetts Electric Company, The Connecticut Light and Power Company and
Public Service Company of New Hampshire.   Assuming NEWCO or an NU affiliate
identifies a Generation investment opportunity, the acquisition of which requires prior Commission approval, appropriate application will be made to the Commission for approval of such investment at that time.

7. The Applicants propose to (i) organize GENCO under the laws of the State of Connecticut as a new wholly-owned subsidiary of NEWCO and (ii) have GENCO issue and NEWCO acquire one hundred shares of GENCO common stock, par value $1 per share ("GENCO Common Stock"), for $10,000. NEWCO presently plans to invest up to $10 million in GENCO.

	Guarantees

8. NU and NEWCO also propose to issue guarantees or provide other forms of credit support or enhancements (collectively, "Guarantees") to or for the benefit of NEWCO, the Nonutility Subsidiaries and NU's other direct and indirect Rule 58 subsidiaries to be formed by NU, NEWCO or the Nonutility Subsidiaries (the "Guaranteed Entities") in an aggregate amount not to exceed $ 75 million ("Aggregate Authorization"), through December 31, 1999. Guarantees may take the form of NU or NEWCO agreeing to guarantee, undertake reimbursement obligations, assume liabilities or other obligations with respect to or act as surety on, bonds, letters of credit, evidences of indebtedness, equity commitments, performance and other obligations undertaken by the Guaranteed Entities. NU and NEWCO further undertake that any Guarantee they issue will be without recourse to any System operating company. The Aggregate Authorization does not include amounts relating to guarantees or other transactions exempt pursuant to Rule 45(b)(6) or previous Commission authorizations relating to NU System companies.

9. To the extent that NU or NEWCO provide Guarantees in support of its investment in any EWG or FUCO, the amount of the investment will be included in the calculation of "aggregate investment" required under Rule 53. Moreover, to the extent that NU or NEWCO provide Guarantees in support of its investment in an ERC, the amount of the investment will be included in the calculation of "aggregate investment" required under Rule 58.

B. Paragraphs 18 through 27 of the Application/Declaration are renumbered as Paragraphs 10 through 19.

	C. Item 3 (formerly Paragraph 22, renumbered pursuant to B above as Paragraph 14) is amended and replaced in its entirety as follows:

14. The sections of the Act and the related regulations of the Commission which are or may be applicable to the transactions as herein proposed are set forth below:

(i)	Initial issuance of common stock by		       Sections 6(a) and 7.
	(a) NEWCO to NU and (b) GENCO
	to NEWCO

(ii)	Initial acquisition by (a) NU of common		Sections 9(a), 10 and 34
	stock of NEWCO and (b) NEWCO				             Rules 45(b) and 58.
	of common stock of GENCO, Select,
 Mode 1, NGS and HEC

(iii) Loan guarantees or other forms of 	    Sections 9(a), 10 and 12(b)
guarantees by NU of Guaranteed Entities 	    Rules 45 and 58.

(iv)	Loan guarantees or other forms of			    Sections 9(a), 10 and 12(b)
	guarantees by NEWCO on behalf of			         Rules 45 and 58.
	Guaranteed Entities


To the extent any other sections of the Act or rules thereunder may be applicable to the proposed transactions, the Applicants request appropriate orders thereunder.

D.  The following additional exhibit is filed herewith:

	A.5	NU/NEWCO/GENCO/Nonutility Subsidiary Corporate Organization Chart

                              SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned officer or attorney thereunto duly authorized.

Date:  November 5, 1998


NORTHEAST UTILITIES
NORTHEAST UTILITIES SERVICE COMPANY
By/s/ David R. McHale
Their Vice President and Treasurer